Filed by: FACT II Acquisition Corp.

This communication is filed pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: FACT II Acquisition Corp.

Commission File Number: 001-42421

Date: March 13, 2026

On March 12, 2026, FACT II Acquisition Corp. and Precision Aerospace & Defense Group, Inc. hosted an Investor Day in connection with the previously announced proposed business combination. A transcript of the Investor Day is shown below.

Operator

Ladies and gentlemen, thank you for your patience. Greetings and welcome to the Precision Aerospace & Defense Group Investor Day.

You can submit your questions at any time by typing them in the ‘Ask-a-Question’ field on your screen. As a reminder, this conference is being recorded.

It is now my pleasure to introduce Brent Borden. Thank you. You may begin.

Brent Borden

Thank you very much. Sorry for the delay. We appreciate you being here and being patient with us as we got through this technical difficulty. I just want to welcome you to Precision Aerospace & Defense Group Investor Day.

As was mentioned, my name is Brent Borden. I'm the CEO of the organization. And I want to thank Paul Hastings and Brandon Bortner who provided this facility for us, today. And so, we appreciate them and the work that they've done with us.

And then I want to thank you all for being here, as well as those that are online. Thank you for your participation and your interest in what we're doing. We're excited to share our story about a proven profitable platform, which is unique to the SPAC, De-SPAC type activity. And we want to share with you, our story. I'll briefly tell you about myself and then we'll go around the room and we'll get into it.

So, I graduated from West Point, the United States Military Academy, just up the river, a long time ago, and was an infantry officer, served as an airborne ranger in Europe for about three and a half years when the wall was still up, if you know what that means. That dates me a little bit, but served over there, then came back, met my wife, who was an Air Force officer. We both got assigned to Fort Bragg, North Carolina, where the 82nd Airborne Division resides, and I had a command there in our rapid deployment force.

Then we had one more assignment after that, and we both decided to get out and raise a family on the West Coast, where I grew up. That's where I met Ron Buschur, our vice chairman, and he's going to introduce himself and talk a little bit about the organization that we work together in.

But just briefly, working for Ron in that organization, I learned a lot about lean manufacturing, rapidly growing an organization through M&A, the integration process that that takes, and being able to build a very large publicly traded company. And so, I was excited to be a part of that.

Then moved on to my own organization where I acquired a company that was a manufacturing facility that did components, SNF Systems for the primes, for Boeing, Lockheed Martin, Northrop Grumman, L3 Harris, and we did also space work, Boeing Satellite Systems, Northrop Grumman Space, and we provided components for the F-22, the F-15, the Apache, and some spacecraft that are currently up in space. So, pretty exciting working for them, and it was very challenging because the primes are tough on smaller businesses.

So, got through that and then moved to Kansas City, where I currently live, and work for the National Security Campus. And the Department of Energy, the National Nuclear Security Administration, has the lab complex. You've heard of Sandia, Los Alamos, Lawrence Livermore National Labs. That's the lab complex. They do the design work. The manufacturing is done in Kansas City on nuke weapons.

So, 85% of the non-nuclear components of nuclear weapon systems are manufactured there. 7,000 employees with top secret clearance. I was a part of that briefing federal program managers on those federal programs.

Then I went into a smaller group called Global Security. Global Security takes that technology and capability and provides solutions to the DOW, other government organizations, and SOCOM. And so, we provided a quick-turn solution or a long-term solution where they wanted to gain the intellectual property to those organizations. And it was always when industry couldn't or wouldn't provide a solution that we were needing in a timely manner.

So, it was very interesting, the technology and capability. We worked in a 300,000 square foot skiff. That's a secret compartmented organization where things are done in secret. And we did a lot of work there. I got to learn a lot about the unique technology and capability that we house in the United States and that is also out there in the commercial world. And then was able to convey to program executive offices the capabilities that we had so they could use that to solve problems they had.

So, I took that and as I was working there, Ron approached me and said, would you be a part of Precision Aerospace & Defense Group? And of course, I thought it would be a great idea to take the vision that I had for providing that organization that has manufacturing, design, and the capabilities that we offer for solutions to a commercial organization and bring that to the customers that we currently do.

So, I'm going to pass it around. I'm going to have Ron, and the others introduce themselves here on the team. And Ron, why don't you go ahead?

Ron Buschur

Thanks, Brent. Well, I appreciate you saying your age. That makes me look a little bit younger. So, thank you for that to start with.

Brent Borden

No problem.

Ron Buschur

My name's Ron Buschur. I'm the Vice Chairman of Precision Aerospace & Defense. We appreciate your time and your interest in our company.

We're excited to share with you what we think is a growing and dynamic and profitable company. I'm pleased and honored to have our partners here today with us, FACT II and BC Partners are here, as well. When you look at the company, I think you'll understand why we, collectively, believe that we have a very exciting opportunity for the investment community as we bring this company towards a public offering.

I've run publicly traded companies, as well as private companies, had successful outcomes in these businesses and organizations, throughout my career. If you look at the team, Joe, who is our CFO, is not here today. He has a personal family issue that he wasn't able to come and attend, but Kevin is going to help walk you through the financials.

Kevin, I had the experience and the pleasure of working with for the last five years. He was part of the team that was doing the M&A work and the banking work to evaluate and position the company to acquire the portfolio companies that we, successfully, have today in our enterprise.

Kevin's banking and financial experience, I think, is invaluable for us as a company.

A little bit of -- Brandon talked about our opportunity to work together. We'd worked together in a publicly traded company, another company that was in the telecom space and in counter communications. We grew that business from about $100 million to about $1 billion in sales with 10,000 employees, 40 locations around the world. And during that period of time, I watched Brent grow and become the leader that I knew he could be. And we're excited about the growth potential for PAD.

I sit on the Presidential Council for Wireless Communication and Counter Communications as well, for many administrations. And I'll pass it over to Adam to now give his introduction.

Adam Gishen

Hello, everyone. I'm Adam Gishen. I'm the CEO of Freedom Acquisition Corp II, FACT II. We are the sponsor taking PAD public. Two seconds about me. I'm an equity capital markets banker, 25 years. And alongside that, I've run capital, I've run investor relations for Credit Suisse for five years.

So, what we do as a sponsor, really, we partner up with great companies, companies that we know will thrive in the public markets. We help them raise capital. And then after they're public, we help them really manage their shareholder register, attend conferences, engage with your research analysts, and keep the visibility nice and high.

I think from our perspective, really, there's a confluence of two things coming together here. The first is the domestication of the US industrial complex, the supply chain, happened after COVID, happened very rapidly. And PAD, you see, is all America-based, America-sourced, obviously, because of the industries in which it services.

And then the second huge tectonic plate which is moving is just dramatic spend across aerospace and defense, as well as the space markets and commercial aviation. And you'll see here, today, that PAD really touches all those hot buttons and is well positioned to continue very, very strong growth in the future.

Let me just take you through today's agenda, before handing over. So, Brent's going to talk you through kind of how we see, or Brent sees the dynamics which are shaping the industry, today. We'll talk about aerospace and defense, space, and then commercial. We will then go through -- Brent will go through the business lines in a bit more detail. There's three business lines that we have and a fourth business line, which we are creating. Brent will take you through that.

Then we've got some really interesting case studies. So, within the portfolio of companies that PAD owns, we've picked out three of those companies. You'll hear from the leadership of those companies today, including some video stuff and make it interactive. So, we'll give you real case studies and real insight into how the business ticks.

We talk about growth, obviously, both organic growth and M&A growth. And again, Brent and Ron will talk about that. We'll talk about financial implications, forecasts, this sort of stuff for the next year. I'll talk about the deal, the sources and uses, and some of the comparable companies that we'll be looking at when we set valuation. And then we'll take all your questions and answer, the Q&A at the end. So, Brent.

Brent Borden

So real briefly, you all are very familiar with the aerospace and defense market and what's happening, today. Obviously, we just have the activity, recently, in the Middle East with Iran. You can see the projection of force that's headed over there, and then you can also see the spend that's involved with this.

A couple of days ago, there was an announcement of a potential $50 billion more going into the effort that's happening for our national security and global security. And so, this is a reason that Precision Aerospace & Defense is here to be able to support and provide that, and we'll explain to you where we fit into that.

If you look at trends in the US spending, basically, we're looking at a trillion-dollar budget for 2026. And then you've recently heard about a $1.5 trillion budget for 2027. And so, there is opportunity in spending, obviously, to secure and provide resources for the organizations that are out there doing the work abroad in our military, as well as other government organizations.

In my experience, in my previous role, lots of opportunities to meet with program executive offices, general officers and admirals that were basically speaking to the organizations that they were talking with regarding the ability for primes to provide. And what we were hearing was they're not getting there with the respect to time and the cost. And so, they're looking at Tier 1, 2, and 3, which is where we play and who we support. And so, we're excited to be a part of that growth opportunity as new capital comes our way and into this market.

NATO, obviously, was pushed to 5%. We're seeing a little bit over 2% from what we see. So, we know that there's need there, as well. And the U.S. military is an important part of the foreign military sales that are happening in those countries, as well. And so, as we participate with them, we have an opportunity to grow.

With respect to fleet modernization and sustainment, we look at both sides of that. One is the front end of modernization, so engineering capability. And one of our companies is involved in next-gen sixth-gen fighter aircraft engines. as well as commercial engines that are being built for the future. And so, we'll talk a little bit about how we participate in that.

And then with respect to sustainment, you know, you see the B-2 flying recently, the B-1 flying recently, which we are working on the B-1. B-2 is going to become B-21, but you have to sustain those airframes through these types of activities that are happening. So, it's critical that we have the ability to continue to push there.

On the commercial fleet, obviously, even recently, the question of fuel and the cost of that is going to impact how airframes get distributed. We recently saw from GE Aerospace a 300-jet engine order from United and another order for 100. And GE also announced, recently, a billion dollars that they were putting into infrastructure to be able to influence and increase their ability to provide solutions to the end market. We are deeply embedded in them, and Dave from our Aerodyne facility is going to talk about what he's doing with respect to that kind of growth.

Space is just tremendous, 170 launches for SpaceX is unbelievable. One of our companies is working on the non-destructive test of materials that are raw materials going into the rockets, the actual rockets, and then the actual build out of the spaceship. And they'll talk to you about what they're doing to help make that a faster process and get there.

I'm going to sit down here as I talk about the PAD business overview because it's a little bit extensive. I'm going to try to go through it quick with you. Here you can see the big numbers in the middle, $130.8 million and $25.2 million are projected pro forma, revenues and EBITDA, and that is across the three different segments that Adam mentioned earlier, Engineering and Sustainment, Precision Manufacturing, and advanced Non-Destructive Testing.

And I'll break those down in a second, but we're scaling manufacturing and engineering service capabilities directly to the DOW, major OEMs, and Tier 1 suppliers. So, we're not a second or third, we're actually servicing those, directly.

And then we have a proven M&A strategy that Ron's going to talk about, briefly, that we've used to bring companies into our portfolio perimeter so that we can continue to build organically on top of those companies, synergistically, with each of them working together. And then in our M&A structure that we're going to talk to you about and tell you how we do that.

Just really quickly, end markets, commercial aviation, you see 50%, aerospace and defense 31, and then you see space and energy. The unique piece about space is Brad and Todd will talk about their opportunities that they're seeing with SpaceX as we grow that business and their recent wins.

And then on the energy side, there is a product where you have an aeroderivative of gas turbine engines that are being used now to power the markets and data centers for AI. There's a need for power. We've looked at nuclear power, small nuclear, you've heard and read about that in the marketplace. It's not quite there yet. I'm getting a vibration.

And then when I look at the other opportunities outside of energy, you can do the last mile. But what they're doing is they're taking these old jet engines, they're refurbishing them, and they're using those for power to power the AI data centers. And so, they're jumping ahead to be able to provide the resources necessary.

Dave's company, Aerodyne, focuses on the hot section, which is the section of the engine that deteriorates the fast because you're operating from 2,000 to 3,000 degrees Fahrenheit. And so, Dave will talk a little bit about how he's participating in that and how that growth is tremendous for his operation.

So really quick, Engineering and Sustainment. We look at this because engineering is on the front end of new design, sustainment on the back end of maintaining. And if you look at the DOW and the needs that they have and what I've experienced being out there with the program executive offices is you need both to be successful.

So, as we build and look at six-gen fighter jets and we provide embedded sensors and rake systems that are able to ensure that they can test those and get the appropriate harmonics and efficiencies built into them, Dave's organization does that at Aerodyne. And then on the Maney side, Maney has one of two licenses in the country that enables that organization to get directly into the B-1 designs so that they can provide MRO services through Boeing to support the B-1. So, we're directly working on that aircraft, as well.

So those are barriers to entry that we see as we look at our organizations. And if you look at DSI, they have a health and management system for rotary wing aircraft. And so, if you think of Archer, it has six rotary wing propellers on them. We're working at getting into the business there. And that's a growth opportunity for us.

And what it does, also, is it offers a transmit receive capability that we can use through satellite. And so, we have that capability to be able to move into other opportunities in a fourth segment that we'll talk about a little bit later, as we grow.

Precision Manufacturing, V&M Precision is run by Jennifer. She's going to be here to talk a little bit about what she's doing. Barrier to entry there, 300M hard metals machining is critical to landing gear. And we have a large contract with the C-17 and Boeing to be able to provide those landing gears. She'll talk about the use for that and why it's critical to the success of that airframe. Those airframes, B1, C17, F35, all areas that we're currently working on and intend to progress across other systems, as well.

SPM is unique because they have one and a half to two and a half million-dollar machines for large format machining, and they also do assembly. So, The C-130 flaps are done there. They do a lot of work with Bombardier and Gulfstream. And so, they're in a place that's difficult to get to if you're just starting out and you're a small business that doesn't understand the scope and breadth of using large equipment like that. So that's a barrier to entry there.

Non-Destructive Testing. I mentioned briefly about West Pro, and SpaceX and the work they're doing, they'll talk about the unique engineering solutions that they've been able to provide that are proprietary to them and that SpaceX loves.

And then Aerofab actually uses, synergistically, the calibration standards that Westpro makes, and then they provide custom solutions that go into the testing of components and holes and things that are in all of the airframes. So, you take a rivet out, you got to check to make sure there's no cracks. They provide the probes that make sure that those holes don't have cracks in them. And so, they're on the front end of that as well.

So those are our three segments. I'm going to have Ron just talk briefly about our portfolio, overall.

Ron Buschur

Brent, I think you did a great job of talking about the three segments of our business and the capabilities of our organizations.

One of the things that we initially focused on when we started looking at the acquisition strategy is we wanted to have something that was repeatable, consistent, very systematic, and we wanted to be able to make sure that we could reevaluate the technologies as we go, make sure that we had no overlap or redundancy built into our organizations because we want to cross-sell the capabilities and allow us to grow these businesses organically, as well as synergistically.

We started out looking at the machining and the capabilities of the machining, which was very important, but we recognized that Non-Destructive Testing is needed and it's going to continue to grow, especially as the space and the aerospace market is growing from drones to unmanned vehicles or flight vehicles and other types of applications.

We recognize that sensor and data technology is another area that's going to be critical for the growth of the company and for a lot of the missions that are currently being underway today, whether it's commercial, looking at some, and Dave will talk about that, some capabilities of the engine and the performance of the engines, but also looking at collecting data in flight and around the world, collectively.

With that data, we have some sensors that can have very small, about two to three inches, that can go up to 15,000 RPMs and have 1,500 sensors built onto that. Imagine putting that onto a propeller, a plane or any device, and the amount of information that we can collect, real time.

So, we recognized very quickly thereafter acquiring that company, we probably have to have transmit and receive capability to send it back to the fusion device or center or the agent that's going to be collecting the data to transmit it to make it real time and meaningful.

These companies are all profitable companies, today, as Brent spoke about earlier, where the management teams are aligned with our vision to make these companies synergistic, but to be able to move up from a product type of company to a solution type of company. That will allow us to move up and ultimately be that Tier 1 manufacturer that we strive to be.

The management teams are committed to stay with the company for a period of time, and we'll talk about that a little bit later, for a five-year period, which that gives us the opportunity to grow and them to benefit from that growth and build a succession plan in place. Next slide talks about our nationwide footprint.

Brent Borden

We wanted you to see that we're not just one facility in one location, but we're scattered across the country and providing resources to the targets that we have in that area, in addition to looking to other growth opportunities.

So in the Northwest, you have our NDT group, you see up there Blue Origin and Boeing where they're already working, but I also put in a couple of the labs areas there, Idaho National Lab and Pacific Northwest National Lab, because they have a need for NDT and the nuclear work that they do and other types of materials they're looking at, primarily in battery technology.

And then if you go down to the south and you look at Boeing, Northrop Grumman, SpaceX, and there's other program executive offices that do testing in that area and look for solutions. And so, we're embedded there, ready to grow in that space, as well. In the center of the country, the Kansas City National Security Campus is where I came from, and that's where our headquarters is located. And then Dave's operation, Aerodyne, is in Indianapolis, right next to Rolls-Royce, Caterpillar, GE Aerospace, and others that he is currently working with and continuing to grow those relationships.

Wilmington, North Carolina, is where DSI has a test facility next to the FAA because they provide a solution that basically collects sensor information on your airframes and then sends that up through satellite and then collects it so they can do maintenance and ensure that those airframes are continuing to operate effectively.

SPM is there in Nashville and right in Tennessee, just north of Huntsville, which is the center of military aerospace and soon to be the Space Force headquarters. And so, we're strategically located there, so we continue to grow in that area.

You see in the blue, there are military installations, Hill Air Force Base, Kirtland, Tinker, Robbins Air Force Base, Wright Pat. That's where sustainment activity goes on with all the airframes that you see in the military, primarily Air Force work. If you go out to NAVAIR in Maryland, that's where you'll see all the missile and airframe work for the Navy. And so, we're tied into that area and looking to grow our existing sustainment into those other opportunities that are there.

Ron Buschur

Brent, as you and I spoke about, you know, it's great. We've got great technology, perfect footprint across the United States to service our customers, longstanding relationships, but it's about people. As we talked about, we have a great blue chip customer base, experienced management team and executives that are very committed to grow this business.

The benefit, and this is an all-inclusive customer list that you see, you know, we have a good cross section between Fortune 100 to 500 to commercial to government programs, and we deal with many agencies that we can't list here. But the beauty of having this type of customer base is you have a stickiness and predictability that's going to allow you and your team to deliver the results that are expected as a publicly traded company. And we diversify our exposure by having commercial, having the defense, having the military, as well as space markets, so we can manage the volatility that's typically associated with this.

With these long-term relationships, you know, we know that we can cross-sell the products and that's the whole premises of us acquiring these companies, so we have the capability, internally, to move ourselves up the value chain and become that solution provider that's critical for our success, going forward.

Base is growing. You can see it from our numbers. Our belief and desire is to have a little bit more of a concentration in that space, in that market, maybe have a third and a third and a third would be a nice mix for us and something that we're going to focus on in the future. And I know Brent will talk a little bit more about that, but the management team is very focused on building out this relationship-based customer profile and continuing to be successful.

Brent Borden

And so, I look at the next slide and it's about our leadership team. And this is important because as Ron mentions relationships, it is all about the people that are building your organization out, as well as the relationships that you built over the years, some over 20 years that have built these companies and have been successful because of those relationships. That's critical to us and to our M&A strategy, as we build on this.

So, I just wanted to say that we look for the right people, people that are humble, that are hungry, that are people smart, that's Patrick Lencioni's ideal team player. Humble to know that you don't have all the answers and you need a team around you. Hungry to go after the solutions that are going to provide answers to your customers. And people smart. You work together as a team, you build a team, and that's critical to success.

And so, we're excited about what we're going to talk about here in a second with case studies from three of our teams. And I'm going to start off with Dave Lawrence. And Dave is out of Indianapolis, Indiana. Dave.

Dave Lawrence

Thank you, Brent. In 2002, I purchased the field test and instrumentation division of a company I worked for and we founded Aerodyne Engineering. Over the past 24 years, Aerodyne has become a key supplier to many of the largest aerospace, defense, and Fortune 100 companies in the world.

We've grown very rapidly in capabilities and capacity over the years, and we have just launched another large expansion project in late 2025. This is in response to a very large increases in demand from several of our major customers.

For example, GE, our largest customer, has asked us to expand our machining capacity by over 500% in the next four years. This will help them meet their demand for military and civil application.

Aerodyne supports customers in many market segments. In addition to aerospace and defense, we're also expanding in power generation, as Brent mentioned earlier, making hot section components for aero derivative gas turbines that are being used to power AI data centers. For another customer, we're making turbomachines to recover waste energy from landfills, by compressing the methane gas for usable fuel.

We also provide development support in manufacturing for heavy industry and transportation sectors, such as mining, earth-moving equipment, and locomotives.

The services and hardware Aerodyne provides helps these OEMs develop and improve their products. A typical development cycle for a new aircraft engine takes seven to ten years. Aerodyne helps in every step of this process, from design, fabrication of prototype test hardware, instrumentation of the components, assembly of the engine and finally, testing to verify performance and durability of these products.

After the product's introduced to the applications, Aerodyne helps with field failure investigations, and also product improvement programs. Some examples of our work are shown in the photos. The upper right picture shows a minehaul truck turbocharger being tested in one of Aerodyne's test cells at the moment of overspeed burst. This test verifies at what speed the burst occurred and that the housing safely contained the burst fragments.

The lower right picture is an inlet rake system installed on the aircraft. These rakes were designed and produced by Aerodyne. Our customer used these during flight tests of a new fighter aircraft. The rakes measure the engine air inlet distortion caused by inlet ducting during flight maneuvers.

Aerodyne is entering an exciting new phase of our manufacturing. A natural progression from producing development one-off hardware is to move into low-rate production. This will require new facilities, machines and talent, over the next few years, but it will dramatically grow our business.

This expansion opportunity is the result of many years of building our business and relationships with our customers. It has taken a lot of investment into infrastructure and machines, but also continual successful performance on projects to get into the market position we're in. We feel now is the time to capitalize on these opportunities being presented to Aerodyne.

We're excited by our joining Precision Aerospace & Defense Group. We will be able to utilize capabilities of other members of the group and, together, we can pursue larger, more comprehensive projects. I like the deal structure combining Aerodyne and PAD because it allows Aerodyne to maintain its identity and direction. And it allows me to share in the future success of the company. Thank you.

Brent Borden

Tolerances are less than one-third of a thickness of your hair. And so, when they have to make those parts, it is extremely difficult, and those parts have to operate in the hot portion of the jet engine which is two to three thousand degrees Fahrenheit, where the outside is minus 70 or minus 80. So, it's critical that those components are done correct or we wouldn't be flying around in C737. So very critical work. Thanks Dave.

The next one is Brad and Todd at Westpro Lab.

Brad Bowder

Thank you, Brent. Hello, everyone. I'm the owner and President of Westpro. We have a slide and video that will illustrate who we are and what we do. But first, I'd like to talk about space and how it's driving our growth.

For the past two years, Westpro has worked closely with SpaceX to provide ultrasonic testing solutions for their StarLink satellites and the Falcon 9 project. One year ago, the Starship team reached out for support for testing their C103 and IFT flat material. Todd and I worked hard to come up with a solution and presented it to SpaceX. Their level three described it as brilliant.

We quickly began to design and build two completely new ultrasonic through transmission systems that really are unlike anything else in the world. These systems will reduce our scan time by 80%. That means what would have taken seven hours will now take 30 minutes. Game changer. I'm happy to say those systems are complete, they are certified, and they are ready to go.

So, two weeks ago, we received our first large purchase order for the C103 sheet material. And then just last Friday of last week, we received our first large purchase order for the IFT material. So, what is the impact of those two orders, alone? It's a lot. The impact of these will increase our total sales in 2026, by 32%. And that is just the-- excuse me, that is just the beginning.

The Starship target for 2026 is 25 launches. There are 400 flights projected over the next four years. So, 100 flights a year of the new C103 and the ICTF program alone, with more than double our current gross sales over the last year.

In addition, it's worth noting that every Starship that is launched is built with 50,000 feet of tubing and can carry up to 60 Starlink satellites, which we are certified and capable of testing and have the equipment on site to do so. SpaceX loves working with us. They tell us so, frequently. They've been impressed with our speed and the urgency that we work. They have commented and commended us for thinking like they do.

So, we are excited to join PAD, who has the same mindset. We value the experience of PAD's high-level management, their team who has successfully gone down this path before. I like the proven track record they have of driving strategic business growth and development. I like that there isn't an overlap of services from other PAD partners. I like that the structure they've came up with rewards growth and incentive to succeed.

So, we look forward, we really do, to synergizing with our successful partners like Dave and Jennifer and learning from their experience and their knowledge and to be able to share insider connections and the valuable relationships we hold so closely from our embedded pool of first-tier clients.

And I believe by working together, we can, through these tried-and-true alliances, we will not only just grow, but we're building something special here. And this is building something that's sustainable, competitive, and gives us some advantage in the aerospace community. So, I believe we are in the right place at the right time with the right people. S

So now let's watch that video to learn a little bit more about Westpro. Thank you.

[Video]

At Westpro Lab, we’re dedicated to providing exceptional nondestructive testing solutions, ensuring unmatched quality, reliability and precision for the aerospace industry and beyond.

From aerospace and defense to nuclear and medical applications. Our integrity driven approach safeguards the innovation and safety standards critical to industry success.  With decades of experience, Westpro Lab has played a pivotal role in high-profile projects for industry leaders like SpaceX, Boeing, NASA, Aerojet Rocketdyne, PCC Structurals, ATI, and many others.

Our expertise contributes directly to groundbreaking aerospace projects including Falcon Rockets, Starlink Satellites, the Boeing 787 Dreamliner, and even the legendary F-22 Raptor.

Our NADCAP accredited quality management and nondestructive testing programs guarantee that every project meets rigorous industry standards, managed by a dedicated team of certified NDT technicians committed to excellence.

Westpro Lab specializes in advanced non destructive testing, including conventional and phased array ultrasonic testing, ultrasonic thickness testing, and cutting edge ultrasonic research and development.

Additionally, we offer precision NDT reference standard manufacturing through advanced processes like electrical discharge machining and CNC machining.  Our state of the art facilities feature immersion tanks with multi axis capabilities, rotary head systems, UT through transmission systems and precise CNC milling, micro drilling, laser etching and electrochemical technologies.  At Westpro Lab, collaboration sets us apart.  Our customers communicate directly with experienced technicians, and our senior management maintains open dialogues with client engineers, ensuring every project is customized to exceed expectations.  Our passionate and skilled team continuously embraces innovation dedicated to customer satisfaction and ongoing technological advancement. Westpro Lab is committed to quality, reliability and pioneering the innovations that drive the aerospace industry forward.  As a critical contributor to significant aerospace achievements, particularly in rockets and satellites.  We invite you to partner with us shaping the future of aerospace together.  Westpro Lab is testing tomorrow’s technologies today.

Todd Breeden

Great. Thanks for playing that video. So, I'm Todd Breeden. I'm the VP of Operations at Westpro Lab. My contributions to the team are ultrasonic and liquid penetrant testing level threes. I also have ultrasonic and liquid penetrant certifications issued by the Naval Sea Systems Command, along with the certified weld inspector certificate.

So, one thing that Westpro prides itself on is taking on the difficult jobs. You learned a little bit earlier about our new systems, and with improving in the industry and being proactive in our processes and efficiencies, this is one of those. The picture on the left is a specific system to test tubing. We have two of these. And each of them will actually increase our throughput by 5% to 10%, or 5 to 10x times, each one.

And designing and manufacturing our own equipment, in-house, is invaluable. We don't have to outsource anything. We do everything here. We have the right team. And so, we have two systems that specialize in sheet and plate product, as you heard about earlier. We have a system that is designed to accommodate one specific part so we can efficiently test that product. And then we are also in the stage of building another system that will double our capacity for round items, whether solid or tubing. So, with that,

Westpro's capabilities and ambitions continue to grow, and we're excited to grow with our clients and Precision Aerospace & Defense.

Appreciate you listening in. Back to you, Brent.

Brent Borden

Thank you, Todd. Hey, Jennifer. Jennifer is out of Brea, California.

Jennifer Haskins

Thank you, Brent. My name is Jennifer Haskins. I am the CFO and General Manager for V&M Precision.

We were founded in 1946 by the Vetter family and joined the PAD group in 2017. Since joining, we've doubled our sales and we're on track, this year, to triple our backlog. So that's super exciting. Our manufacturing focuses on hard metals, complex assemblies, tight tolerances. While we mostly build to print, due to our existing relationships with our customers, we do work with them on redesigning existing prints for improvement of cost, performance, or manufacturing.

V&M is currently heavily involved in the C-17 program which just a few years ago, was extended an additional 50 years. There currently isn't an additional any aircraft to take its place on the market, at this point. In order to be and produce landing gear for the C-17 program, you have to have a special approval, a DPS 4.804. We've held this approval, for over 20 years. And while the list seems like it's long, there's many people who have dropped off over the years. So, the list has reduced quite significantly, especially over the last five years.

In cultivating our relationship with Boeing, we've also got introduced to the commercial side where we recently, two years ago, obtained our approval for the same DPS 4.804 on the commercial side. So that's really exciting because that opened a lot of new doors.

Because we've demonstrated our quality performance and delivery within Boeing, we've recently been introduced to a strategic buyer for Boeing who only deals with major suppliers. Currently, V&M is not listed as a major supplier on this platform list, and to be in conversations with this senior procurement officer and to be added to this list, is going to add some substantial growth for us. We're very excited about it.

In addition to the C17 platform, we work on other numerous platforms for customers such as Triumph, ES3, Mitsubishi, Goodridge. I'm excited to talk about some of our projects that we have going on. Currently, we produce a part for the C-17 program called the shimmy damper. We, historically, have sent it out to be tested in the past. In conversations with Boeing, they're quite backlogged in the testing of this product that we experience it when we send our own units out to be tested.

So, in working with Boeing on how to solve this problem, we've decided to purchase a testing unit. You can see that on the picture on the right. The purchase of this testing unit is going to help us test new products. But in learning how to test new products, we decided that we would get involved in the maintenance, repair, and overhaul sector for this particular part.

So, last year, we obtained our AS9110 approval. So that now opens the door to maintenance, repair, and overhaul, not only for this particular part, the shimmy damper and the C-17, there's numerous parts that get sent in for repair and overhaul, in addition to all the other maintenance, repair, and overhaul opportunities that will come from our other customers.

In addition to the testing project, we currently are working with Triumph on the Kratos program. The Kratos is currently flying, but the current version does not have any landing gear. So, this new version has landing gear. It will be able to land and take off via runway. Adding landing gear increases the payload and the range it can fly. You can see it in the picture. It commonly flies with the JSF, which is a manned aircraft. And in situations where the manned aircraft needs to exit for safety reasons, the Kratos continues on.

I'm super excited to even ask to be here today to present V&M, but for the opportunities that we have with PAD, and our future together. Thank you.

Brent Borden

Look at our growth leverage, you look on the left side, organic, on the right side, inorganic, and you can see organic growth up through synergistic growth, and then our M&A strategy. And so, preserving specialized knowledge is critical. Leaving a legacy of the individuals that are currently working in those facilities and companies that we've acquired is critical to our success, going forward. So, we want the legacy team there with the ability to be able to manufacture and continue.

When you look at organic growth, we look at basically streamlining supply chains and doing that general operation. But also, we look at the fact that most of these companies are running one to one and a half shifts where you could have two or three shifts with the same capital equipment and be able to expand and grow in that way. So that's an organic move that we're looking at continuing to operate in.

Platform accretion, basically, we're looking at existing relationships. We've talked about those. And the idea is then to capitalize on relationships across all of the organizations and then synergistically bring capabilities from one to the other organization into those relationships and continue to build them.

Core service expansion, like Ron mentioned before, we don't want to build the same capability and stack that capability on top. We want to get throughout the supply chain. So, we're going to spread out the type of companies that we have so that we can offer more to our customer base.

We see private equity strategy as building up, tearing apart, and then reselling three to five years later. We want to build up the existing capability that we have, continue to add to that across the supply chain, and then continue to grow over the next five, 10, and even longer in years.

Technology-driven M&A, specialized manufacturing and engineering. On the M&A side, we'll talk a little bit more about those technologies and capabilities, but the idea is that you're bringing in additive manufacturing, 3D printing, composites manufacturing, which is used in most of the UAV airframes that you see. And the speed at which you can do that type of manufacturing is critical to providing solutions quickly to the DOW and others.

And so, we're looking at continuing to move along that supply chain with sensor capability, RF capability and other things that we believe are needs in the DOW based on Ron's and my experience in working with them in the past.

Ron Buschur

Well, Brent, isn't it pretty exciting when you listen to these companies and their success? I mean, it's a vision that we had is coming to life and you can see the success. I mean, example, you know, Dave's expansion with GE, their CEO this Monday put the big press release out, the growth that they're putting and the investment into the market. We're right in the center of that.

Talk about Fred and Todd with SpaceX, the growth that SpaceX has, and the opportunity for us to grow with them, couldn't be any better timing. And then with what Jennifer talked about with Boeing. I mean, all the areas that we are focused on are positioned for growth. We're going to take advantage of that sustainable growth, but it's going to be organic growth, as well as the M&A. So don't just think we're going to depend on the M&A.

We're going to focus on strategic pricing. And what's that mean? We're going to try to move ourselves up the value chain, as I spoke about earlier. Brent and the team's objective are to now move us from a product-focused company to a solution-provided company that leverages all of our organization's capabilities into a proposal and solution. Brent has done that, recently with the Kansas City lab introducing the capabilities.

And the other piece that we want to make sure that we do is leverage the capabilities, in-house, that we have. Previously, we had to send a lot of the work outside to be able to accomplish the end product. Now we have the capabilities to achieve that internally, which gives us better reduced cycle times. It's going to satisfy the customer's desire from having fewer suppliers to manage. And it's going to allow us to meet our business objectives, which is to reduce our cost, have cross-selling and collaboration within the organizations, and make sure that the OEMs recognize now we are becoming a solution provider and move up the value chain and become that preferred Tier 1 type of manufacturer.

I'm a real proponent, as Brent knows, to really focus on leveraging lean manufacturing and the operations, and we're going to continue to focus on that, as well as make sure that we satisfy the customer's needs and desires in the future.

Brent Borden

So, looking at a target profile, we talked about the founder and legacy businesses. You heard from three of those companies there that have been around for a very long time. It's critical to us that they have this track record that they're bringing to us, as well as profitability and long-term customers. So that's critical in our strategy and what we're looking for.

And then complementary capabilities, we mentioned we want to get more throughout the supply chain through accretive, immediately accretive transactions. It's got to be profitable. We're not looking for a turnaround. We're not looking to rebuild something or start something new. We’ve got to be in with companies that have existing opportunities and growth and relationships.

And then expanding our footprint is just basically the additional pieces in the supply chain that we currently don't have that we want to grow as we move forward.

Ron Buschur

And as you know, Brent, we're trying to focus us not just putting cash in these operations from the exit of the founders. We want to balance their ownership and stake and have skin in the game longer term, so we're trying to do a balance between cash and stock and equity that they achieve. And, you know, we've been using a ratio about 50/50. It's going to vary a little bit depending on the technology and the type of applications that we're going to be looking at.

The other key is having the founders and the management team staying with the company. We're not like a PE company trying to right-size the organizations or have to cut headcount and facilities to make this model work. It is accretive, day one, they're profitable businesses, they have great customers, and we're in the right technology sector, and we have the products for the future generations that we can support.

These businesses, as you're going to see here shortly, are very cashflow positive. They have great EBITDA performances associated with them. And we have a discipline on the valuation and the companies that we're acquiring with our programmatic approach. And we've demonstrated that, you know, from our last meeting and filing where we maybe had to pick a couple other companies that didn't quite meet that objective. And we're going to continue to follow that discipline and that strategic plan that we have in place to be programmatic on how we develop the company, going forward.

And the platform that we have has the capability to cross-sell across all the organizations to make this a true value-add proposition for our customers to move us up the value chain.

Brent Borden

So, when I look at, too, the targeted capability, I talked about a fourth segment, and these are some of the areas that we're interested in, additive manufacturing composites, which I mentioned. Electron beam welding is unique. It doesn't leave a footprint. It's basically electrons melding together, critical to the jet engine manufacturing and other unique spaces.

Radiography, CT scanning, radio frequency, we have that capability. We want to grow on that. Sensor technology and capability, as well as surveillance that we're currently looking at that, Kevin will mention briefly. Those are the areas that we're looking at to grow and that we've got in our pipeline as we're currently moving forward on our M&A strategy.

Ron Buschur

And Brent, as we look each year and as we did last year, you end up with a funnel that has about 120, 130 companies. We've tried to go back, and we look at qualified sources of targeted companies that we may want to take the next step with. And the management will engage with them, we'll talk about them, we'll do a little bit more diligence.

And then we bring that down to what I would say is the final selection of 10 or 15 companies that we really believe have the capabilities and align with our roadmap and our desire to grow this company that fits into what we need from a product perspective. And then at that point, that 10 or 15 companies wind up being probably three to five that we go and do a deep dive with.

You know, we just closed SPM, as Brent had spoke about. We have another company that we're very close in that Kevin will show on the slide, Target Two. And then what we end up doing is getting an LOI in place and we close, usually, two to three per year. And that's successful track record and that strategy has played out over the last five to seven years within our company, if you look at the acquisitions that the company has done.

It's proven, it gives us, you know, the companies that are accretive day one. They're profitable and allows us to get the sustainable growth that we want and predictability that we need in the future.

Now we're going to briefly run through financials. And so, I'm going to ask Kevin to talk about this, Kevin.

Kevin Vermeulen

Thank you, Brent. As you all can see on the left-hand side of your screen here, at the start of 2026, we entered the year with just under 90 million in our backlog. In this $90 million, for our pro forma organic growth for 2026, that is 63% of that revenue that's already built and scheduled to shift this year.

Furthermore, this $90 million represents a 35% increase from when we were [Audio gap]. One additional point, too. We have, due to the enduring relationships that we have with our customers, we get LTAs that are continuously booking up, and they're giving us some visibility into the future years. So, we have 37 million in our outer years, 2027 and 2028.

And as Ron had discussed earlier, we have many blue-chip customers that we have really enduring relationships with. And you can see on the right-hand side here, we have increasing backlogs of Boeing through the C-17 program, which Jennifer had gone into early in the presentation.

The B-1 bomber, the current airplane that's flying over in the Middle East. So now that's driving her backlog to reach record highs of about 12 million. And then with Dave and Aerodyne, who's talking about those gas turbine engines that they're starting to work with on in the energy industry, 1,000% year-over-year growth of pro energy in their backlog.

We also discussed the GE Aerospace and a lot of their growth initiatives. It's 82% growth year-over-year there in this backlog.

Brian, if you go to the next slide. This slide here represents the organic growth outlook for companies within our perimeters that we've been discussing, today, $73 million in revenue for the '25 year-end at that 37% gross margin and 13.3 for the year and at an 18% EBITDA margin. Going into 2026, where we are today with 2026, we project 15% top-line growth gets to $83.8 million in revenue, 1% of gross margin improvement at 38%, and then 1% of EBITDA improvement as well at 19%, $15.8 million in EBITDA for the year on an organic basis.

Last but not least, on this slide, one of the most important factors is our cash flow generation as a company. All of our operating entities are cash flow positive and 70% free cash flow to EBITDA conversion on an operating company level.

Go to the next slide here. Next slide here, this incorporates our M&A outlook on top of our organic growth projections for the year. Tirelessly throughout this presentation that M&A is a huge component of our strategy and able to get that supply chain under our hood and be able to provide comprehensive solutions to our [Audio gap].

Dark blue bar charts that you'll see on this slide, you can see the exact same figures you saw on the previous slide. And then if you look at the pro forma of 2026, you'll see the lighter blue, which is the projected growth from M&A this year from companies that we're having consistent discussions with every week that we're going to be moving forward in the next nine, 10 months of the year.

So, with this M&A strategy, coupled with organic growth, we see this bringing us to a total of $130.8 million in revenue for the year and $25.2 million in EBITDA. That's adding an additional $47 million in revenue and $9.4 million in EBITDA. There's also one point of margin improvement on both the gross and EBITDA level there.

As you can see on the left-hand side of the screen is Target 2 and 3, which are briefly mentioned. It kind of falls into what our next sleeve of the business is going to be in acquiring some of this new technology and integrating that with our current offerings. So, Target 2 and Target 3 is not a typo. Target 1 is already closed in January, and that was Southern Pursuit Machining.

Now, I will pass this over to Adam, who will get an overview of the transaction.

Adam Gishen

It's nice to be here today and to discuss the transaction, we're very excited about it. Sources and uses, first, you can see that a significant portion of the overall kind of pie here is going to be existing PAD shareholders rolling over, so there's no secondary component to this, it's all primary capital coming into the business.

The main sources of that capital coming in, we have a minimum cash condition of $75 million. So that's a minimum equity raise as part of this De-SPAC transaction of $75 million. And then we have a very neat financing package, which we can talk about in a second, which is more on the debt side.

So, we have those two components. We have equity coming in. We have financing, which is mainly to allow the company to move quickly in M&A scenarios. And the uses of that capital and that cash are primarily for acquisitions. So, it's to close on the acquisitions of some of the perimeter companies, which was the companies within the perimeter that we've discussed, to close those out, and then Targets 2 and 3, as well, for the remainder of 2026.

So, the equity raise here is going to fully fund the business in terms of closing out the acquisitions which they need to and then financing the acquisitions for the remainder of the year. In other words, what you could say is that there is no further dilution in order to reach the 2026 pro forma revenue or EBITDA numbers here.

I'll leave it there, and we can answer questions if anyone has. Brent.

Brent Borden

Yeah, I just want to say thanks to BC Partners. Daniel and June are here. Kevin could not be with us, today. But we appreciate you and the opportunity you brought to us for up to $80 million as we're working toward trying to finalize that with you. And even more so, we appreciate the fact that Daniel and Kevin have already run and operated their own private and public companies. And so, we're excited for what you can bring to me and my team as we continue to grow. So, thanks for being here and supporting us. Appreciate it.

Adam Gishen

Yep, a more blue-chip partner we could not wish for. So that's great. Yeah, a couple of slides really, on the comps. Here we look at the comps, and there are a wide variety of comps that we and our bankers have chosen. Some larger, some much larger, some slightly larger, but effectively, they touch all of the parts of the PAD business. So, PAD, I would say, has a foot in kind of all of these camps here.

On the top, you see the revenue multiples for 2026, very, very healthy revenue multiples, some trading at double-digit revenue multiples, some at high single-digit revenue multiples. The average here is five, five and a half times. So, a very conducive environment.

And then just down below, there's the 2026 EBITDA multiples, again, similar type of thing, some trading in the 30s, mid-30s, some trading in the high 20s. So, this is really, really, a very, very strong backdrop in order to come to market as an aerospace and defense and space company. And we like that market dynamic.

Just quickly on some of the operating metrics, again, PAD on the left-hand side, the comps through the middle here. Revenue CAGR, even if you take the base case or the management case, which includes M&A, stacks up very well against the peer group. And then you have a gross margin, which looks very attractive, again, depending even whichever case you take, we would take the management case.

Gross margin looks excellent. And then there's a very strong focus on EBITDA margin as well, which looks very, very healthy over the next year.

So, you know, bottom line, we may be smaller than many of these competitors, but we look like a lot of these companies in terms of the businesses in which we operate, and certainly the operating metrics stack up very well against those.

This is my favorite chart here. It shows the multiple at which we're coming public, so 12, 12 and a half times. And that multiple has remained constant since we signed the LOI with the company in late 2025. At that time, the peer group was trading around about 22 times forward EBITDA. It's now expanded even more, as the markets continues to be very strong for this sector.

So, not only are we coming in at a -- but we’re also enticing investors in at a very attractive entry point. We think this is an opportunity for people to come in right at the ground floor for a story which is going to compound in growth over many years. So, a very attractive entry point, but it's a significant multiple discount to the peer group, which in itself is continuing to move higher. On the right-hand side, there's various indices that we track, which across aerospace and defense, the multiples are very, very strong, as you know.

So, we like where the company's positioned, we like the market backdrop, we think that at that multiple, it's an attractive entry point for people coming in. And our premise is to raise capital for the company to help them keep growing over many years.

Ron Buschur

Yeah, Brent, thank you. Many of you analysts, I had the opportunity and thank you for being here today in person and online, but I had the opportunity to meet you. And we talked about growing this business, acquiring companies that were profitable to allow us to become a solution provider.

We demonstrated and we showed you that we can get this company to the level we have today with our programmatic approach to acquiring companies. We have a platform that we can grow upon now, and we're going to continue to take advantage of that. We have long-term customers. We have a great management team. We have a perfect market, right now. And we don't just service one market that I think is important, as well. We service the aerospace, the defense, the military, as well as commercial and space.

We can diversify and be able to manage the ups and downs of the industry to give you predictable, sustainable growth, long term, that's going to create value for you as a shareholder. And more importantly, it's going to let Brent and the team make sure that they deliver on the board's objective, and that is to create a billion-dollar A&D company in the very near future.

Brent Borden

Thanks for that challenge, Ron, and we're up for it. This is a proven profitable platform, as we showed you. It's unique in the SPAC environment where you have cash flowing, you have companies that are generating and growing, as you witnessed through the testimonials that we had here today. And the opportunity for us to do the organic growth internally that you see, in addition to synergistic growth and then adding that M&A on top of that is a recipe for success.

So, we're excited from the track record that we performed against. and to where we're headed into the future. And we're open to your questions now. Thanks again for being with us.

Ron Buschur

Well, we did that great of a job. I find that hard to believe.

Unknown

What differentiates PAD versus other scaled aerospace and defense platforms?

Brent Borden

It really always comes down to relationships. That's the way I see it. You've built relationships with these seven companies that are in our perimeter, portfolio perimeter, and they're sticky. They're companies that are large OEMs, they're the DOW, government organizations, and commercial houses that aren't just going to easily move to another opportunity just because somebody shows up. And so, we believe that growing organically with those relationships is going to help us succeed, and then as we bring new capabilities on through our M&A platform, we're going to be able to expand that into a capabilities and solutions provider that we're looking to build, as we go forward.

Unknown

Next question is, roughly 50% of the revenue is derived from the defense market. How is the company positioned for, potentially, a very significant increase in defense budget spending, whether that's related to a specific platform or just overall spending levels?

Brent Borden

So, what I hear the question is, how are we going to grow with this expansion happening? And like I mentioned, when we're looking at organic growth, we have the ability to expand, currently, what we're doing because we only typically run about one or one and a half shifts with that capital equipment that we're operating, today. So, we're going to grow internally to meet that demand with that capital equipment and not a whole lot of expense to be able to expand on that.

And then even within our organization, as we see new opportunities come in, so Jennifer, for example, sees opportunities that might be throughout the C17 platform, and we have other companies that can take the offload of that. So, we don't miss that relationship business that we're bringing in. We can still perform, and then Jennifer can still handle the front end of that as we spread that across our team. So, that's how we're going to focus on surviving with the new work coming in.

Ron Buschur

And maybe, Brent, I'll add a little bit to that because, you know, you gave a shift, as an example, but let's talk about capacity within our -- the utilization of our equipment. We're running about 30% to 35% capacity today, if you would start increasing shifts and utilize the equipment. So, we have a lot of upside built into the organization without having capital expenditures to be able to meet that need.

Now, Aerodyne, Dave talked about the growth he has, but that growth is funded from our customer. They're paying for that growth. They're the ones that are funding that, and that's great. But we have the capacity to continue to grow our business. And that, I think, is a great and a unique position. Again, as an investor and potential investors, you can see that we're not going to dilute you further or we're not going to bring in more capital expenditures to add to our overhead, within our company.

Unknown

Great. Next question is, how would you characterize the current M&A environment and where is PAD most focused as it looks to add capabilities or expand capacity?

Brent Borden

Well, as I mentioned, we're looking for additional capabilities so that we can broaden our supply chain offerings and so that we're playing in every space and don't have to rely on outside entities to be able to provide for us to be able to deliver, quickly. And so, we're looking in that area. And as you look at new technologies and new capabilities, we mentioned the additive manufacturing composites, those types of things that we're searching for and have in our portfolio of companies to acquire from.

So, as we move down the funnel and we hone-in on who those ideal companies are going to be, they're going to help us continue to grow and be able to support the new technology.

Kevin Vermeulen

And I'll add something to that as well because we heard today from Dave Lawrence, he's a CEO. We're offering something unique to this. Obviously, it’s a very competitive landscape out there. There's private equity companies coming in and there's a lot of consolidation. We're offering something very unique where they get to keep doing what they're doing and they just have more support to execute on that, whether that's from a personnel standpoint, whether that's from a vision standpoint, capital standpoint.

Unknown

Great. Thank you. And then, you know, thinking about the acquisitive nature of PAD and the platform strategy, what are some of the benefits of combining those smaller private entities into a much larger platform? Simpler said, what makes PAD a buyer of choice and what is the benefit of the platform?

Brent Borden

I think it's the synergy across the organization. We're bringing more to the table to our existing relationships because we can have other capabilities from these other parts of the team enter in and provide an overall solution. And so, that's key to what we're trying to build is a solution company where we understand what the need is. As opposed to just being stuck with a product, now you can bring everyone together to provide a solution.

Ron Buschur

Yeah, I think that's a good point, and I just spoke to one of our targeted customers, as you know, Brent, just a few minutes ago before we started, and what he had indicated, he's excited because he believes it's a force multiplier for him. He's going to be able to offer other capabilities that he does not have today, within the organizations. And he likes the fact he can continue to run his business, and his core business may, ultimately, be our back-office business because it may not be in the front of the technology roadmap, but he knows it's going to enable us to continue to grow the businesses.

He believes that we'll have other customers or other potential companies call us and want to be a part of this. And we have seen that because people see that they're going to be able to stay within the business and run their own business. We're going to pay them on performance and EBITDA performance, going forward. And we're not going to acquire companies that have overlap and duplication of resources.

And we're looking at profitability of these entities going forward, without having to right size them. So, they're not fearful like they are with PE firms or other companies. And I think, Adam, you and I talked about it. That's key, I think, to differentiate PAD.

Brent Borden

Yeah, I was going to say not fearful is key to that, Ron, because they don't have to worry about losing their core team that they built over the last number of years that's bringing that legacy capability to the marketplace. Good point. Good point.

Unknown

You mentioned briefly Archer - what sort of growth opportunity do you see there?

Brent Borden

So, one of the companies that we have, DSI, has a rotary-winged health and monitoring system. And so basically, as the rotors turn, like you would see on the Archer rotors, they're validating the harmonics and how they function so that they can make computer-generated adjustments so that the aircraft doesn't destroy itself, basically.

So, as they participate in that market, and that market is looking to grow, I know we've heard a number of times when those taxis are going to start, but they haven't started, we're poised to be able to provide that solution to them so that they can maintain and monitor those systems as they're flying.

Ron Buschur

And another way to look at that, it's not just the unmanned aircraft. Think about unmanned vehicles or drones, as well. You still need to have the harmonics balanced and you need the output sensors to be able to transmit and receive and collect information. We have that capability between Aerodyne and what we have at DSI as well. So, there's other applications that can be used in the same type of format that you're talking about with Archer as an example.

Unknown

Sorry, so is it uncommon, I mean, you're a relatively small company per se, I mean, and all of these that you're putting together. Is it relatively uncommon for companies of those sizes to actually be working directly with Tier 1s, rather than being a supplier to others that are working directly? And if so, then what differentiates you and why these companies are able to work directly with the Tier 1s?

Ron Buschur

Yeah, I think the first part of that question, yes, it is somewhat uncommon. You typically see them working with maybe a tier three or tier two and move up and supply that end product then, or the solution to the tier one.

We have a fortunate position. We have great technology and the companies we acquired were in a strategic position. That wasn't by chance. We looked at these companies to see where they were positioned within the customer base to determine whether we could move ourselves up to a Tier 1 vendor because that's our ultimate goal.

And these companies have that technology and capabilities and intellectual property, and we now know that we can take that capability and go from XYZ to another one within Aerodyne to Aerofab to Westpro and be able to offer that product and move ourselves up to become a solution provider. That's key. And they recognize that right now.

And you know, Dave has done a good job and Brad and Todd, you know, with the work that we're doing. And I think that that's a real testament a little bit, Kevin, to the strategy of the acquisitions, but more importantly, to the segments of the businesses that we're trying to acquire. We're making sure that they fit the direction of the roadmap because we have a pretty good pulse, you know, Brent, has been involved in this, as well as other team members in the defense and in the aerospace market. So, we kind of know where things are going a little bit. So, it's helpful that way to make sure that we pick the right products.

Brent Borden

But I think in addition to that, I want to comment that those businesses had to build and grow for a very long time to have those relationships and be able to provide that to Tier 1 suppliers. And so, I know when I owned my own business, it took me six years to get into Lockheed. That's a long time to sustain yourself, as you're trying to build into a customer like that.

And so, these businesses have done that. It's part of our targeting strategy. It's what we're looking for to make sure those relationships are there and consistent, long-term, so that as we acquire them and they become part of the team, we can grow on top of that. But it's really challenging.

So, we look at 100 companies in a year. There's probably 400 companies, but they're not at the level where they have the certifications and they've had the tenacity that these leaders have had to be able to get their company to that level. And then we acquire them to help them scale on top of that. So that's one reason it's exciting for them as well.

You know, they have the opportunity to grow now and expand throughout a bigger marketplace with more players in that marketplace. That answer your question?

Unknown

Yeah.

Ron Buschur

Yes, sir.

Unknown

Hi. I was just curious, on the defense side of your business, how much exposure you guys have to missiles and munitions as we're seeing long-term framework agreements from the DOW and just a broader increase in production rates?

Brent Borden

Well, there's a lot there, right? There's so much happening in the DOW. We are playing in certain places. And what we're doing through our acquisition strategy is preparing us to be able to provide for that.

So, if you came to me and said, I need rocket motors, or you came to me and said, I need a component that's going to help us launch something, we can manufacture and produce those things. Obviously, there's a ramp-up rate and all of that that goes into it. But we're preparing ourselves to be able to meet those needs and the demands that we see out there.

So, you think of UAVs, you think of missile production, all the things that we need to replace, as well as the defense side with PAC3, THAAD, and all of those types of systems. The Golden Dome is built on that. How are we going to make that happen? It's really about the defense industrial base working together to be able to provide those solutions to the DOW, which is why they're investing so much.

I look at our deterrent. It's called the integrated deterrent. And so, if you look at the military, they say we're the integrated deterrent. But the defense industrial base is a part of that. And so, you have the nuclear deterrent, which keeps people from coming after us. You have the integrated deterrent, which is the nuclear and our ability to project. And so, we need to be able to support that.

And we're doing that on airframes and platforms now. And in the new growth opportunities, we're making the relationships so that we can get in and participate in that as it comes down the pipeline.

Unknown

As we think about 2026, what's your confidence in the revenue growth and pro forma new acquisition revenue?

Brent Borden

It's very high, actually. We believe that as we look at the organic picture, we're relatively conservative there. And you heard all the growth opportunity that's happening, throughout our organization. So, we believe we're relatively flat on that. But when it comes to the M&A activity, the targets that we're looking at and the potential for those to happen and us to hit the $25 million in EBITDA is very high.

Unknown

Brent, you mentioned quickly at the beginning, you touched on it being the cost and kind of timeline that exists right now. But I guess broadly speaking, and we heard clearly kind of what you guys are aiming to build and who you are.

But before all that, why do the tier ones in the A&D industry, why do they need a company like PAD? You know, what issues or gaps kind of exist in the industry, right now, that you guys are aiming to solve from, you know, a thousand feet?

Brent Borden

Yeah, that's a great question. I think sensors is a big piece. Just based on my previous experience, can't go into the details here, but sensors are critical to us understanding what's happening on the ground, whether it's in our country or another country.

And so, when you have a sensor capability, which we do in a number of our companies, there's opportunity, and Ron mentioned some earlier, with integration of those sensors and optics and things like that that we can continue to go forward with-that's necessary.

If you look at controlling space and territory, you've got to understand what's happening within that, and we don't really want to put boots on the ground. You're seeing that in Iran, right? So, we're doing everything from satellite in the air and then when you have ground sensors, you can understand what's going on in that area and don't necessarily have to put people in harm's way.

So, I think that is a huge opportunity, going forward, that the DOW and other government organizations are looking at, and we are already playing in that arena. We just need to take those solutions and present them to those organizations to grow. I think that's a primary of growth.

Ron Buschur

And why they're looking at us is because we're agile, we have technology that is cost-effective for them, and our ability to deliver in difficult times. That's the only reason we have the backlog in the business that we have, today, is because the companies and the founders have really been pretty responsive in making sure that they can deliver when the rubber meets the road, so to speak.

Brent Borden

Higher level, just as general industry fragmentation like we're sitting thousands of companies I tend to like what we see the companies that we like that we either own or companies that we talk to, there's always a competitive advantage or detriment where it's like their lead time why they either can or can't hire new customers.

Our solution if we're able to go to someone, we have all this like vertical integration we have all that outside processing in-house. We cut down the lead times, and it just gives us a leg up on all of our competitors. I think there's been opportunities that even how we have as an organization have missed because our outside processor is taking so long. Especially saw that in COVID and coming out of COVID. It was like, you're losing those suppliers, you have to replace them. Like us, now we can acquire them and bring them in-house. So, we have control of our supply chain and our timing.

Brent Borden

Okay, well, thank you. We appreciate you all being here. Thanks for your questions. And we'll be here around. So, if you want to come up and talk, I know there's food out back. So please engage with us. We're excited to get to know you and then move forward.

And thanks to you, online. We really appreciate you being here. And I look forward to talking to more of all of you.

Ron Buschur

Thank you.

Forward-Looking Statements

This communication relates to the proposed business combination between FACT II Acquisition Corp. (“FACT”) and Precision Aerospace & Defense Group, Inc. (“PAD” or the “Company”) (the “Business Combination”). This communication includes “forward-looking statements” within the meaning of applicable U.S. federal securities laws. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to: statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; future ventures or investments in companies, products, services or technologies; the potential for the Company to increase in value; the satisfaction of the closing conditions of the proposed Business Combination and any other transaction related thereto; expectations relating to the proposed Business Combination and any other transaction related thereto; and the timing of the closing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of PAD’s and FACT’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of PAD and FACT.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause PAD’s or FACT’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that PAD is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; PAD’s limited operating history; PAD’s expectations regarding future financial performance, capital requirements and unit economics; PAD’s use and reporting of business and operational metrics; PAD’s competitive landscape; PAD’s dependence on members of its senior management and its ability to attract and retain qualified personnel; PAD’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; PAD’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; PAD’s reliance on strategic partners and other third parties; PAD’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; changes in market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination or any other transaction related to the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any statements or enforcements or other actions relating to special purpose acquisition companies by the U.S. Securities and Exchange Commission (the “SEC”)) that could adversely affect the combined company or the expected benefits of the proposed Business Combination or any other transaction related to the proposed Business Combination; the risk that the approval of the shareholders of FACT or PAD or any other condition to the closing of the proposed Business Combination is not obtained; failure to realize the anticipated benefits of the proposed Business Combination or any other transaction related to the proposed Business Combination; risks relating to any legal proceedings that may be instituted against FACT, the combined company or others in connection with the proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to PAD and the combined company; the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; global economic and political conditions; the amount of redemption requests made by FACT’s public shareholders; and those factors discussed in documents that FACT has filed or will file with the SEC.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the documents filed by FACT from time to time with the SEC, including the Registration Statement (as defined below), when available. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements are not guarantees of future performance, and readers are cautioned not to place undue reliance on them. All forward-looking statements speak only as of the date of this communication. Neither PAD nor FACT undertakes any obligation to update or revise any forward-looking statements to reflect events, developments, or circumstances after the date hereof, except as required by applicable law.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed Business Combination, FACT and PAD have filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement for the solicitation of FACT shareholder approval and a prospectus for the offer and sale of FACT securities in the proposed Business Combination, and other relevant documents with the SEC to be used at its extraordinary general meeting of shareholders to approve the proposed Business Combination. Promptly after the Registration Statement is declared effective, the proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed Business Combination. INVESTORS AND SECURITY HOLDERS OF FACT AND PAD ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the Registration Statement, proxy statement, prospectus and other documents containing important information about FACT and PAD as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

FACT, PAD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FACT’s shareholders in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be contained in the proxy statement/prospectus pertaining to the proposed Business Combination when available at www.sec.gov.